Exhibit 99.1

Qudian Inc. Announces Share Repurchase of All of Remaining Shares Held by Kunlun

XIAMEN, China, April 12, 2019 /PRNewswire/ -- Qudian Inc. ("Qudian" or the "Company") (NYSE: QD), a leading provider of online small consumer credit products in China, today announced the entry into a share purchase agreement with one of its shareholders, Kunlun Group Limited ("Kunlun") on April 12, 2019. Pursuant to this agreement, Qudian will purchase all 18,173,885 of Class A ordinary shares currently held by Kunlun.

About Qudian Inc.

Qudian Inc. ("Qudian") is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending or budget auto financing solutions but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian's data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian's business and offerings.

For more information, please visit http://ir.qudian.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its credit products;

Qudian's expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.
Annie Huang
Tel: +86-592-591-1580
E-mail: ir@qudian.com

The Foote Group
Philip Lisio
Tel: +86-135-0116-6560
E-mail: qudian@thefootegroup.com

SOURCE Qudian Inc.